Exhibit 99.2

Tokyo Lifestyle Co., Ltd. Reports First Six Months of Fiscal Year 2025 Financial Results

TOKYO, December 18, 2024 /PRNewswire/ -- Tokyo Lifestyle Co., Ltd. (“Tokyo Lifestyle” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, as well as other products in Hong Kong, Japan, North America and the United Kingdom, today announced its unaudited financial results for the first six months of fiscal year 2025 ended September 30, 2024.

Mr. Mei Kanayama, Principal Executive Officer of Tokyo Lifestyle, commented, “I am thrilled to report that Tokyo Lifestyle has achieved significant success during the first six months of fiscal year 2025. Our total revenue increased by 32.1%, and income from operations increased by 867.8%, underscoring our strong growth trajectory and strategic execution.

For the six months ended September 30, 2024, total revenue reached $98 million, representing a 32% increase from $74.2 million for the same period last year, driven by the robust performance of our expanding franchise network and dedicated wholesale customer base.

For the six months ended September 30, 2024, our extensive customer base of directly-operated stores and online sales channels, generated $11 million in revenue during the period, despite challenging market conditions. Notably, for the six months ended September 30, 2024, revenue from franchise stores and wholesale customers grew by 53.8% to $86.9 million, supported by a 16.7% expansion in total stock-keeping units (SKUs), which reached approximately 165,200 SKUs. Meanwhile, the number of wholesale customers and franchisees increased by 30, from 171 as of March 31, 2024, to 201 as of September 30, 2024. This demonstrates that the growth in our customer base significantly fueled our revenue growth.

Revenue generated from companies in Japan accounted for 71.7% of total revenue for the six months ended September 30, 2024, while revenue generated from companies in Hong Kong and other regions contributed 28.3%. Notably, three franchise customers in Japan collectively generated $10.42 million in revenue from April to September 2024, and we anticipate continued growth from our franchisees in Japan and Hong Kong.

Despite a challenging business environment and intensified competition in our directly operated physical stores, we adopted a flexible and resilient strategy. This included optimizing our existing physical and online stores, while steadily and rapidly expanding our sales network and franchise partnerships in key markets such as Hong Kong, Southeast Asia, Europe, and North America. We believe that these efforts have significantly improved our profitability while enhancing our brand visibility and global recognition. Through careful planning and partner selection, we believe that we have laid a solid foundation for future global expansion and growth.

Beyond strengthening our presence in the Asian market, we are actively exploring opportunities in North America, Europe, and new business sectors. We have made notable progress, including opening a new Reiwatakiya store at Fashion Show Las Vegas, launching online platforms for the Reiwatakiya brand in the UK and Canada, and establishing a joint venture to develop the trading card retail business. These strategic initiatives further reinforce our business presence and enhance global brand recognition.

We believe that our continued focus on exploring new opportunities while fostering loyalty among existing customers through best-in-class quality and services has resulted in a steadily expanding customer base and strong financial performance, and our growth strategies and operational achievements have been acknowledged by the market and industry -- we are honored to have been awarded a Gold Stevie® Award in the ‘Company of the Year - Retail - Medium-size’ category at the 21st Annual International Business Awards® in September 2024.

Looking ahead, we remain committed to our robust strategies, including strengthening our current market footprint, closely monitoring evolving market trends and customer preferences, improving operational efficiency and profitability, optimizing our distribution network and commercial outlets, and exploring new partnership opportunities. We are confident these efforts will contribute to a brighter future and greater value for our Company and shareholders.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Tokyo Lifestyle, added: “I am proud to share the Company’s strong financial performance for the first half of fiscal year 2025. Alongside significant revenue growth, our gross profit increased by 28.4% during the period, with a stable gross margin exceeding 12%. Despite a challenging macroeconomic environment and fierce competition in both physical and online retail, our strategic transformations—such as reducing underperforming stores and refining our product portfolio—resulted in higher gross profit and stable margins across all three business lines.

While the cost of revenue rose slightly in line with revenue growth, this reflects our strategic investments in expanding into new territories and sectors with carefully selected partners. Meanwhile, our cost-control measures have proven effective, as our operating expenses decreased by 2.2%, even with an increase in headcount to support our rapid expansion. These results demonstrate the effectiveness of our focus on cost management, strategic investment, and revenue growth. For the first half of fiscal year 2025, we reported a net income of $1.3 million, with cash reserves of $3.1 million and stable working capital of $28.5 million as of September 30, 2024.

Looking forward, we will continue enhancing financial performance through robust business strategies, disciplined cost management, and strategic investments. We remain focused on identifying new revenue streams and are confident that these efforts will drive sustained long-term value for our shareholders.”

First Six Months of Fiscal Year 2025 Financial Highlights

●	Revenue was $98.0 million for the six months ended September 30, 2024, increased by 32.1% from $74.2 million for the same period of last year.

●	Gross profit was $12.1 million for the six months ended September 30, 2024, increased by 28.4% from $9.5 million for the same period of last year.

●	Income from operations was $3.2 million for six months ended September 30, 2024, increased by 867.8% from $0.3 million for the same period of last year.

●	Net income was $1.3 million for the six months ended September 30, 2024, compared to $2.0 million for the same period of last year.

●	Basic and diluted earnings per share was $0.03 for the six months ended September 30, 2024, compared to $0.05 for the same period of last year.

First Six Months of Fiscal Year 2025 Financial Results

Revenue

Total revenue was $98.0 million for the six months ended September 30, 2024, increased by 32.1% from $74.2 million for the same period of last year.

	For the Six Months Ended September 30,
	2024			2023
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Franchise stores and wholesale customers	86.9	78.0	10.3%	56.5	49.9	11.8%
Directly-operated physical stores	6.9	4.9	29.4%	11.6	9.9	14.6%
Online stores and services	4.1	3.0	27.5%	6.0	4.9	17.9%
Total	98.0	85.9	12.4%	74.2	64.7	12.8%

Revenue from franchise stores and wholesale customers increased by 53.8%, to $86.9 million for the six months ended September 30, 2024, from $56.5 million for the same period of last year. The increase was mainly due to the Company’s continuous effort in extending the Company’s products offering as the Company’s total stock keeping units (“SKUs”) increased from approximately 141,500 SKUs during the six months ended September 30, 2023, to approximately 165,200 SKUs during the six months ended September 30, 2024. In addition, the increase was also due to the increased revenue generated from franchise stores which previously was recognized under physical stores as mentioned above, as well as the increased revenue from the new wholesale customers because the Company continued to develop the Company’s customer base by entering into business relationships with new wholesale customers during the six months ended September 30, 2024.

Revenue from directly-operated physical stores decreased by 40.2%, to $6.9 million for the six months ended September 30, 2024, from $11.6 million for the same period of last year. The decrease was due to the decrease in revenue generated from directly-operated physical stores both in Japan and Hong Kong for the six months ended September 30, 2024, as compared to the same period last year. During the six months ended September 30, 2023, the Company started to offer luxury products, which contributed a significant portion of directly-operated physical stores sales in Japan. However, the sales of luxury products were unstable and decreased during the six months ended September 30, 2024, as compared to the same period last year. The above-mentioned decrease was partially offset by revenue generated from directly-operated physical stores in the United States and Canada, as the Company currently operate four directly-operated physical stores in the United States and one directly-operated physical store in Canada during the six months ended September 30, 2024.

Revenue from online stores and services decreased by 31.4%, to $4.1 million for the six months ended September 30, 2024, from $6.0 million for the same period of last year. The decrease was mainly due to a decreased number of online stores as the Company closed some underperformed online stores to improve the Company’s profitability.

Cost of Revenue

Cost of revenue increased by 32.7%, to $85.9 million for the six months ended September 30, 2024, from $64.7 million for the same period of last year.

Gross Profit and Gross Margin

Gross profit increased by 28.4%, to $12.1 million for the six months ended September 30, 2024, from $9.5 million for the same period of last year.

Gross margin decreased by 0.4 percentage points, to 12.4% for the six months ended September 30, 2024, from 12.8% for the same period of last year.

Operating Expenses

Operating expenses decreased by 2.2%, to $8.9 million for the six months ended September 30, 2024, from $9.1 million for the same period of last year. The decrease in operating expenses was primarily attributable to the following factors:

(1)	a decrease in transaction commission paid to third-party e-commerce marketplace operators by $277,719, or 30.4%, from $914,651 for the six months ended September 30, 2023, to $636,932 for the six months ended September 30, 2024. The Company paid third-party e-commerce marketplace operators transaction commission ranging from 1.8% to 3.0% based on the Company’s sales amount. The decrease in transaction commission was in line with the decrease in the Company’s online sales;

(2)	a decrease in promotion and advertising expenses by $183,432, or 57.4%, from $319,758 for the six months ended September 30, 2023, to $136,326 for the six months ended September 30, 2024. The decrease was mainly due to the Company’s effort in cost control as well as decreased promotion and advertising expenses for the Company’s physical stores as the Company has transferred some of the Company’s physical stores into franchise stores; and

(3)	an increase in payroll, employee benefit expenses, and bonus expenses by $203,612, or 7.1%, from $2,872,796 for the six months ended September 30, 2023, to $3,076,408 for the six months ended September 30, 2024. The increase was mainly due to increased payroll, employee benefit expenses, and bonus expenses of $541,218 in Hong Kong, the United States and Canada, which was due to the increased headcount caused by the expansion of the Company’s business operation in these regions. The increase was partially offset by the decreased payroll, employee benefit expenses, and bonus expenses of $337,606 in Japan, which was attributable to the decreased headcount resulting from the implementation of cost control as well as the transformation of the Company’s directly-operated physical stores in Japan.

Interest Expenses, net

Interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Interest expenses, net decreased by 17.3%, to $0.8 million for the six months ended September 30, 2024, from $1.0 million for the same period of last year. The decrease was mainly due to a decrease in amortized loan service costs in relation to the Company’s syndicated loans of $0.4 million, and the decrease was partially offset by an increase in interest expenses, which was mainly due to the increased weighted average interest rate for the six months ended September 30, 2024.

Other Income, net

The Company’s other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidies, and other immaterial income and expense items. Other income, net increased by 377.4%, to $319,624 for the six months ended September 30, 2024, from $66,947 for the same period of last year. The increase was mainly due to the increased gain from the disposal of property and equipment during the six months ended September 30, 2024, as compared to the same period of last year.

Provision (Benefit) for Income Taxes

Benefit for income taxes was $0.6 million for the six months ended September 30, 2024, as compared to an income tax benefit of $0.4 million for the same period of last year. The increase in benefit for income taxes was mainly due to decreased current income tax expenses resulting from the decreased taxable income for the six months ended September 30, 2024, as compared to the same period last year, as well as reduced statutory income tax rate as the Company qualified as a small and medium-sized enterprise and subjected to a lower statutory income tax rate after a capital reduction during the six months ended September 30, 2024.

Net Income

Net income decreased by 31.6%, to $1.3 million for the six months ended September 30, 2024, from $2.0 million for the same period of last year. Our income from operations increased significantly by $2,887,717, or 867.8%, from $332,745 for the six months ended September 30, 2023, to a net income of $3,220,462 for the six months ended September 30, 2024, which was attributable to the increased gross profit and decreased selling, general and administrative expenses. However, due to increased loss from foreign currency exchange as well as change in fair value of warrants liabilities, our net income decreased for the six months ended September 30, 2024, as compared to the same period last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.03 for the six months ended September 30, 2024, compared to $0.05 for the same period of last year.

Financial Condition

As of September 30, 2024, the Company had cash of $3.1 million as compared to $2.5 million as of March 31, 2024. As of September 30, 2024, the Company also had approximately $104.3 million of account receivable balance due from third parties. Approximately 28.3% of the September 30, 2024 balance has been subsequently collected, and the majority of the remaining balance is expected to be collected by March 31, 2025. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary.

Net cash used in operating activities was $2.0 million for the six months ended September 30, 2024, mainly derived from net income of $1.3 million for the period, and net changes in the Company’s operating assets and liabilities, which were mainly due to the increased prepaid expenses and other current assets of $9.4 million, and decreased taxes payable of $4.6 million, which was partially offset by the increased deferred revenue of $6.9 million and increased accounts payable of $3.4 million. The Company entered into a sales agreement with wholesale customers and received advance payment of $6.9 million during the six months ended September 30, 2024. In order to fulfill the sales agreement, the Company made advance payments to the Company’s suppliers to secure the products. Therefore, the Company’s prepaid expenses and other current assets and deferred revenue increased during the six months ended September 30, 2024.

Net cash used in investing activities was $0.6 million for the six months ended September 30, 2024, mainly due to purchases of property and equipment in the aggregate amount of $0.7 million.

Net cash provided by financing activities was $2.5 million for the six months ended September 30, 2024, which primarily consisted of proceeds from short-term borrowings of $2.8 million, repayments of long-term borrowings of $0.1 million, and repayments of obligations under finance leases of $0.1 million.

Conference Call Information

The Company will host an earnings conference call at 8:30 am U.S. Eastern Time (10:30 pm Japan Standard Time) on December 18, 2024. Dial-in details for the conference call are as follows:

Date:	December 18, 2024
Time:	8:30 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Japan Toll Free:	0066-33-1-33094
Conference ID	Tokyo Lifestyle Co., Ltd.

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until December 25, 2024. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 5860877.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irlibrary/.

About Tokyo Lifestyle Co., Ltd.

Headquartered in Tokyo, Japan, Tokyo Lifestyle Co., Ltd. (formerly known as Yoshitsu Co., Ltd) is a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, and other products in Hong Kong, Japan, North America, and the United Kingdom. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), luxury products (including branded watches, perfume, handbags, clothes, and jewelry), electronic products (including entertainment gaming products, electronic components), sundry products (including home goods), and other products (including food, alcoholic beverages, and trading cards). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tokyo Lifestyle Co., Ltd.

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investor Relations LLC
Tina Xiao
President
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2024	2024
ASSETS
CURRENT ASSETS:
Cash	$3,077,122	$2,475,538
Accounts receivable, net	104,337,671	105,359,841
Accounts receivable - a related party, net	3,121,338	25,704
Merchandise inventories, net	7,375,887	4,413,880
Due from a related party	538	9,762
Compensation receivable for consumption tax, current, net	5,647,824	7,133,470
Prepaid expenses and other current assets, net	12,595,794	2,748,682
TOTAL CURRENT ASSETS	136,156,174	122,166,877

Property and equipment, net	9,683,292	9,013,827
Operating lease right-of-use assets	4,746,047	3,979,727
Compensation receivable for consumption tax, non-current, net	4,022,371	2,721,034
Long-term prepaid expenses and other non-current assets, net	4,128,051	4,115,694
TOTAL ASSETS	$158,735,935	$141,997,159

CURRENT LIABILITIES:
Short-term borrowings	$58,945,627	$53,234,650
Current portion of long-term borrowings	2,067,970	1,730,796
Accounts payable	29,006,854	24,392,029
Accounts payable - a related party	310,795	299,541
Due to related parties	17,599	42,943
Deferred revenue	7,177,830	55,093
Taxes payable	4,958,106	9,357,482
Operating lease liabilities, current	1,691,518	1,523,222
Finance lease liabilities, current	97,860	170,553
Warrants liabilities	1,659,441	441,104
Other payables and other current liabilities	1,685,069	2,167,320
TOTAL CURRENT LIABILITIES	107,618,669	93,414,733

Operating lease liabilities, non-current	3,051,290	2,488,823
Finance lease liabilities, non-current	241,279	263,571
Long-term borrowings	5,550,731	5,636,960
Other non-current liabilities	1,641,804	1,934,927
Deferred tax liabilities, net	1,376,875	2,215,361
TOTAL LIABILITIES	$119,480,648	$105,954,375

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,220,206 shares and 42,220,206 shares issued and outstanding as of September 30, 2024 and March 31, 2024, respectively	846,116	16,716,839
Capital reserve	26,132,914	10,262,191
Retained earnings	22,393,009	21,056,780
Accumulated other comprehensive loss	(10,116,752)	(11,993,026)
TOTAL SHAREHOLDERS’ EQUITY	39,255,287	36,042,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$158,735,935	$141,997,159

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2024	2023

REVENUE
Revenue - third parties	$91,136,514	$74,049,115
Revenue - related parties	6,866,951	115,034
Total revenue	98,003,465	74,164,149

COSTS AND OPERATING EXPENSES
Merchandise costs	85,858,021	64,706,599
Selling, general and administrative expenses	8,924,982	9,124,805
Total costs and operating expenses	94,783,003	73,831,404

INCOME FROM OPERATIONS	3,220,462	332,745

OTHER INCOME (EXPENSE)
Interest expense, net	(823,836)	(995,997)
Additional and delinquent tax due to consumption tax correction	-	(644,780)
Gain from disposal of equity method investment	-	195,391
Gain from disposal of a subsidiary	-	341,755
Other income, net	319,624	66,947
Gain (loss) from foreign currency exchange	(810,623)	2,371,226
Change in fair value of warrants liabilities	(1,121,968)	1,833
Loss from equity method investment	-	(71,200)
Total other income (expenses), net	(2,436,803)	1,265,175

INCOME BEFORE INCOME TAX BENEFIT	783,659	1,597,920

INCOME TAXES BENEFIT	(552,570)	(356,435)

NET INCOME	1,336,229	1,954,355

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	1,876,274	(3,269,650)

TOTAL COMPREHENSIVE INCOME (LOSS)	$3,212,503	$(1,315,295)

Earnings per ordinary share - basic and diluted	$0.03	$0.05
Weighted average shares - basic and diluted	42,220,206	36,250,054

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Reserve	Earnings	Loss	Equity

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Net income for the period	-	-	-	1,954,355	-	1,954,355
Foreign currency translation loss	-	-	-	-	(3,269,650)	(3,269,650)

Balance, September 30, 2023	36,250,054	$14,694,327	$9,078,915	$15,532,199	$(11,338,993)	$27,966,448

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784

Transfer of capital to capital reserve	-	(15,870,723)	15,870,723	-	-	-
Net income for the period	-	-		1,336,229	-	1,336,229
Foreign currency translation gain	-	-		-	1,876,274	1,876,274

Balance, September 30, 2024	42,220,206	$846,116	$26,132,914	$22,393,009	$(10,116,752)	$39,255,287

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net Income	$1,336,229	$1,954,355
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	409,461	526,994
Loss (gain) from disposal of property and equipment	(202,165)	13,704
Loss (gain) from unrealized foreign currency translation	(358,309)	139,012
Reversal of credit losses	(26,932)	(148,556)
Addition (reversal) of merchandise inventories written down	14,709	(10,713)
Amortization of operating lease right-of-use assets	911,218	876,122
Deferred tax benefit	(905,570)	(1,460,623)
Change in fair value of warrants liabilities	1,121,968	(1,833)
Investment loss from equity method investment	-	71,200
Gain from disposal of equity method investment	-	(195,391)
Changes in operating assets and liabilities:
Accounts receivable	5,844,436	6,372,895
Accounts receivable - related parties	(2,907,787)	309,809
Merchandise inventories	(2,768,207)	(8,645,561)
Compensation receivable for consumption tax	695,565	6,116,206
Prepaid expenses and other current assets	(9,394,219)	(2,342,968)
Long term prepaid expenses and other non-current assets	203,598	2,767,762
Accounts payable	3,416,712	2,128,474
Accounts payable - related parties	(8,116)	67,840
Deferred revenue	6,937,534	68,324
Taxes payable	(4,611,614)	(4,136,000)
Other payables and other current liabilities	(552,070)	103,774
Operating lease liabilities	(944,078)	(838,782)
Other non-current liabilities	(197,185)	(38,735)
Net cash (used in) provided by operating activities	(1,984,822)	3,697,309

Cash flows from investing activities:
Purchase of property and equipment	(678,267)	(197,825)
Proceeds from disposal of property and equipment	28,868	710
Proceeds from disposal of equity method investment	-	283,800
Proceeds from disposal of a subsidiary	-	35,475
Disposal of a subsidiary, net of cash	-	(176,133)
Collection of amount due from (advances made to) related parties	9,256	410,181
Net cash (used in) provided by investing activities	(640,143)	356,208

Cash flows from financing activities:
Proceeds from short-term borrowings	2,752,445	-
Repayments of long-term borrowings	(129,984)	(608,947)
Payments made to related parties	(26,132)	(166,252)
Repayment of obligations under finance leases	(110,734)	(297,843)
Net cash provided by (used in) financing activities	2,485,595	(1,073,042)

Effect of exchange rate fluctuation on cash	740,954	(1,956,115)

Net increase in cash	601,584	1,024,360
Cash at beginning of period	2,475,538	1,766,441
Cash at end of period	$3,077,122	$2,790,801

Supplemental cash flow information
Cash paid for income taxes	$2,100,807	$592,194
Cash paid for interest	$494,581	$341,583

Supplemental non-cash operating activities
Right of use assets obtained in exchange for operating lease liabilities	$1,561,296	$1,512,843